NEWPAGE CORPORATION

8540 Gander Creek Drive

Miamisburg, Ohio 45342

December 17, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Janice McGuirk

Re:	NewPage Corporation Registration Statement (SEC File No. 333-163224)

Dear Ms. McGuirk:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, NewPage Corporation (the “Registrant”) hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form S-4 filed with the Securities and Exchange Commission on November 19, 2009 (Commission File Number 333-163224) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed on December 14, 2009, be accelerated so that it will be declared effective at 10:00 a.m., New York City time, on December 21, 2009, or as soon as practicable thereafter.

Notwithstanding the foregoing, the Registrant acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declared the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Neil Rifkind of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2565 of the time at which the Registration Statement was declared effective pursuant to this acceleration request.

NEWPAGE CORPORATION

By:	/s/ Douglas K. Cooper
Name: Douglas K. Cooper
Title: Vice President, General Counsel & Secretary

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